(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING Commission File Number: 1-12474

For Period Ended: December 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Torch Energy Royalty Trust

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Full Name of Registrant

N/A

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Former Name if Applicable

1100 North Market Street

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Address of Principal Executive Office (Street and Number)

Wilmington, Delaware 19890

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City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The audit report of Torch Energy Advisors Incorporated (“Torch”), the sponsor of the Registrant, has not been completed as Torch is awaiting the audit report of a significant equity method investee. Torch’s financials are required to be filed as an exhibit to the Registrant’s annual report on Form 10-K. The Registrant expects to file the Form 10-K within the extension period.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Bruce L. Bisson (Name)	(302) (Area Code)	636-6016 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identified reports(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Torch Energy Royalty Trust

_____________________________________________________________________________________________

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

TORCH ENERGY ROYALTY TRUST

		By:	Wilmington Trust Company Trustee

Date: March 30, 2004	By:	/s/ Bruce L. Bisson

Bruce L. Bisson, Vice President

(The Trust has no employees, directors or executive officers.)

March 30, 2004

Torch Energy Royalty Trust

Wilmington Trust Company

Trustee

Bruce L. Bisson

Vice President

Rodney Square North

1100 Market Street

Wilmington, Delaware 19890

Dear Mr. Bisson:

In accordance with the notification to the Securities and Exchange Commission on Form 12b-25 of the Torch Energy Royalty Trust’s (the “Trust”) inability to timely file its annual report of Form 10-K for the year ended December 31, 2003, the factors described in the succeeding paragraph make impractical the submission of our report as of a date which will permit timely filing of your 2003 annual report to the commission.

The Trust’s Form 10-K is required to include as an exhibit the audited financial statements of Torch Energy Advisors Incorporated (“Torch”) for the year ended December 31, 2003, the Trust sponsor. The audit report of Torch’s significant investee, on which we rely in our report, has yet to be completed.

You are authorized to attach a copy of this letter as an exhibit to Form 12b-25 to the Securities and Exchange Commission.

Very truly yours

/s/    Ernst & Young LLP

Houston, Texas

March 30, 2004